Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-239934

NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC

Supplement dated January 25, 2022 to the
Prospectus dated July 30, 2021 of
NB Crossroads Private Markets Access Fund LLC

This supplement amends certain information in the Prospectus, dated July 30, 2021, of NB Crossroads Private Markets Access Fund LLC (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

Contractual Advisory Fee Waiver

The Board of Managers of the Fund has approved an amendment to the Fund’s Fee Waiver Agreement to extend the contractual Advisory Fee waiver to December 31, 2022, unless otherwise extended by agreement between the Fund and the Investment Adviser. As a result, effective immediately, the following changes are made to the Prospectus:

The following is added as the second paragraph of “Summary of Offering Terms—Advisory Fee”:

The Investment Adviser has contractually agreed to reduce the Advisory Fee to an annual rate of 0.25% until December 31, 2022 (the “Fee Waiver Agreement”). Unless otherwise extended by agreement between the Fund and the Investment Adviser, the Advisory Fee payable by the Fund as of January 1, 2023 will be at the annual rate of 1.50%. The reduction of the Advisory Fee under the Fee Waiver Agreement is not subject to recoupment by the Investment Adviser under the Expense Limitation Agreement (as defined herein) between the Fund and the Investment Adviser.

The section of the Prospectus entitled “Summary of Fund Fees and Expenses” is deleted in its entirety and replaced with the following:

The fee table below is intended to assist Shareholders in understanding the various costs and expenses that the Fund expects to incur, and that Shareholders can expect to bear, by investing in the Fund.

Shareholder Transaction Expenses	Institutional Class	Class A-1	Class A-2
Maximum Sales Load (as a percentage of subscription amount)(1)	None	3.50%	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%	2.00%

Annual Expenses (as a percentage of the Fund’s net assets)	Institutional Class	Class A-1	Class A-2
Advisory Fee(3)(8)	1.50%	1.50%	1.50%
Incentive Fee(4)	0.49%	0.49%	0.49%
Other Expenses(5)	0.41%	0.41%	0.41%
Distribution and Servicing Fee(6)	0.00%	0.70%	0.70%
Acquired Fund Fees and Expenses(7)	0.38%	0.38%	0.38%
Total Annual Expenses	2.78%	3.48%	3.48%
Fee Waiver and/or Expense Reimbursement(8)	(1.36)%	(1.36)%	(1.36)%
Total Annual Expenses (After Fee Waiver and/or Expense Reimbursement)	1.42%	2.12%	2.12%

1.
Subscriptions for Class A-1 Shares may be subject to a sales load of up to 3.50% of the subscription amount. The sales load payable by each Shareholder depends upon the amount invested by such Shareholder in Class A-1 Shares. While neither the Fund nor the Distributor impose an initial sales charge on Institutional Class or Class A-2 Shares, if a shareholder buys Class A-2 Shares through certain selling agents or financial intermediaries, such selling agent or financial intermediary may directly charge Shareholders transaction or other fees in such amount as they may determine.

2.
A 2.00% Early Repurchase Fee payable to the Fund will be charged with respect to the repurchase of Shares at any time prior to the day immediately preceding the one-year anniversary of a Shareholder’s purchase of the Shares (on a “first in - first out” basis). An Early Repurchase Fee payable by a Shareholder may be waived in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner that will not discriminate unfairly against any Shareholder. The Early Repurchase Fee will be retained by the Fund for the benefit of the remaining Shareholders.

3.
The Fund pays the Investment Adviser a quarterly Advisory Fee at an annual rate of 1.50% based on the Fund’s net asset value, calculated and accrued monthly as of the last business day of each month. For purposes of determining the Advisory Fee payable to the Investment Adviser for any month, the net asset value will be calculated prior to the inclusion of the Advisory Fee payable to the Investment Adviser. To the extent the Fund invests any assets in an affiliated investment company, the Investment Adviser undertakes to waive a portion of the Advisory Fee equal to the advisory fee it receives from such affiliated investment company on those assets. The Investment Adviser has contractually agreed to reduce its Advisory Fee to an annual rate of 0.25% until December 31, 2022. This contractual fee reduction is reflected under “Fee Waiver and/or Expense Reimbursement” above. Unless otherwise extended by agreement between the Fund and the Investment Adviser, the Advisory Fee payable by the Fund as of January 1, 2023 will be at the annual rate of 1.50%.

4.
At the end of each calendar quarter, the Investment Adviser is entitled to receive an Incentive Fee equal to 10% of the difference, if positive, between (i) the net profits of the Fund for the relevant period and (ii) the then balance, if any, of the Loss Recovery Account. For the purposes of the Incentive Fee, the term “net profits” shall mean (i) the amount by which the net asset value of the Fund on the last day of the relevant period exceeds the net asset value of the Fund as of the commencement of the same period, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses) plus (ii) the aggregate distributions accrued during the period. The Incentive Fee is based on an estimate that assumes the same hypothetical annual return of 5.0% used for the Expense Examples on page 12. The actual amount of the Incentive Fee may be more or less than the amount in the table above, as the actual rate of return may be greater or less than the hypothetical 5.0% return assumed for purposes of the estimate.

5.
The Other Expenses include, among other things, professional fees and other expenses that the Fund bears, including initial and ongoing offering costs and fees and expenses of the Administrator, transfer agent and custodian. The Other Expenses are based on estimated amounts for the fiscal year ending March 31, 2022. The expense amounts assume the Fund has net assets of $274 million of Institutional Class Shares, $50 million of Class A-1 Shares and $50 million of Class A-2 Shares. All other things being equal, if less than the assumed amounts of net assets are attributable to a particular class, expenses would increase for that share class.

6.
Class A-1 Shares and Class A-2 Shares each pay a Distribution and Servicing Fee an annual rate of 0.70% based on the aggregate net assets of the Fund attributable to such class to the Fund’s Distributor. For purposes of determining the Distribution and Servicing Fee, net asset value will be calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable. Institutional Class Shares are not subject to a Distribution and Servicing Fee.

7.
The Acquired Fund Fees and Expenses include the fees and expenses of the Portfolio Funds in which the Fund intends to invest. Some or all of the Portfolio Funds in which the Fund intends to invest generally charge asset-based management fees. The managers of the Portfolio Funds may also receive performance-based compensation if the Portfolio Funds achieve certain profit levels, generally in the form of “carried interest” allocations of profits from the Portfolio Funds, which effectively will reduce the investment returns of the Portfolio Funds.

The Portfolio Funds in which the Fund intends to invest generally charge a management fee of 1.00% to 2.50%, and approximately 20% to 30% of net profits as a carried interest allocation, subject to a clawback. The “Acquired Fund Fees and Expenses” disclosed above are based on historic returns of the types of Portfolio Funds in which the Fund anticipates investing, which may change substantially over time and, therefore, significantly affect “Acquired Fund Fees and Expenses.” The Acquired Fund Fees and Expenses are based on estimated amounts for the fiscal year ending March 31, 2022.

8.
Pursuant to an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, the Investment Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the advisory fee, incentive fee, distribution and servicing fee, interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“Other Expenses”) do not exceed 0.30% per annum of the average monthly net assets. The Fund agrees to repay the Investment Adviser any fees waived under the Expense Limitation Agreement or any Other Expenses the Investment Adviser reimburses in excess of the Expense Limitation Agreement, provided the repayments do not cause that Fund’s Other Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Investment Adviser, whichever is lower. Any such repayments must be made within three years after the year in which the Investment Adviser incurred the expense. The Expense Limitation Agreement has a term ending one-year from the date of this prospectus, and the Investment Adviser may extend the term for a period of one year on an annual basis.

In addition, the Investment Adviser has contractually agreed to reduce the Advisory Fee to an annual rate of 0.25% until December 31, 2022 under the Fee Waiver Agreement. Unless otherwise extended by agreement between the Fund and the Investment Adviser, the Advisory Fee payable by the Fund as of January 1, 2023 will be at the annual rate of 1.50%. The reduction of the Advisory Fee under the Fee Waiver Agreement is not subject to recoupment by the Investment Adviser under the Expense Limitation Agreement.

The purpose of the table above and the examples below is to assist prospective investors in understanding the various costs and expenses Shareholders will bear.

The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The examples assume that all distributions are reinvested at net asset value and that the percentage amounts listed under Annual Expenses remain the same (except that the examples incorporate the advisory fee waiver and expense reimbursement arrangement from the Fee Waiver Agreement and the Expense Limitation Agreement for only the one-year example and the first year of the three-, five- and ten-year examples). The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC and applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund.

Example 1
	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 Class A-1 investment, assuming a 5% annual return:	$56	$124	$191	$369
You would pay the following expenses on a $1,000 Class A-2 investment, assuming a 5% annual return:	$22	$92	$162	$346
You would pay the following expenses on a $1,000 Institutional Class investment, assuming a 5% annual return:	$15	$71	$128	$279

Example 2
	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $50,000 Class A-1 investment, assuming a 5% annual return:	$2,788	$6,188	$9,574	$18,440
You would pay the following expenses on a $50,000 Class A-2 investment, assuming a 5% annual return:	$1,075	$4,599	$8,108	$17,295
You would pay the following expenses on a $50,000 Institutional Class investment, assuming a 5% annual return:	$725	$3,555	$6,389	$13,961

The Examples above are based on the annual fees and expenses set forth on the table above. They should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and the Fund’s actual rate of return may be greater or less than the hypothetical 5.0% return assumed in the examples. A greater rate of return than that used in the Examples would increase the dollar amount of the asset-based fees paid by the Fund, as well as the effect of the Incentive Fee. In addition to the fees and expenses described above, shareholders may also be required to pay transaction or other fees on purchases of Class A-2 Shares of the Fund, which are not reflected in the example.

The seventh paragraph under the section entitled “Investment Advisory Agreement” in the Prospectus is deleted and the following is added as the third paragraph to such section:

The Investment Adviser has contractually agreed to reduce the Advisory Fee to an annual rate of 0.25% until December 31, 2022 under the Fee Waiver Agreement. Unless otherwise extended by agreement between the Fund and the Investment Adviser, the Advisory Fee payable by the Fund as of January 1, 2023 will be at the annual rate of 1.50%. The reduction of the Advisory Fee under the Fee Waiver Agreement is not subject to recoupment by the Investment Adviser under the Expense Limitation Agreement described below.

Investors should retain this supplement for future reference.